Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203
July 6, 2006
Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Mail Stop 4561
450 5th Street, NW
Washington, DC 20549

Re:	Regions Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No. 000-50831
Dear Mr. Cline:
     This letter and the accompanying Annex A constitute the response on behalf of Regions Financial Corporation (“Regions”) to the staff’s letter dated June 21, 2006, in which is set forth the staff’s comments on Regions’ annual report on Form 10-K for the year ended December 31, 2005, filed by Regions with the Securities and Exchange Commission on March 9, 2006.
     The information is provided by Regions. For convenient reference, Annex A is formatted to replicate the text of each comment, followed by Regions’ response applicable to that comment. Where applicable, proposed language for future disclosures is included with the response.
     Regions acknowledges that:
•	Regions is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Regions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning Regions’ response, please let us know. We will be at the staff’s disposal.
Yours truly,
/s/ D. Bryan Jordan

D. Bryan Jordan
Chief Financial Officer

Regions Financial Corporation	Annex A	July 6, 2006 Page A-1

Mr. Paul Cline Securities and Exchange Commission
Historical Financial Summary, page 14
1.	We note that you have made adjustments to net income in order to present return on stockholders’ equity, return on assets, and efficiency ratios, and you have made adjustments to certain non-interest expense items on page 54. We believe such adjustments result in the presentation of non-GAAP measures. Please revise your future filings to label such information as “non-GAAP,” and include the following:
•	A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

•	The material limitations associated with the use on non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•	How management compensates for the limitations;

•	Why management believes the non-GAAP financial measure provides useful information to investors; and,

•	A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.
Refer to the guidance of Item 10(e) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.
Regions’ Response to comment 1.
     In the instances referred to, Regions supplemented the presentation of GAAP financial information with additional information intended to illustrate the effects of certain items on period to period comparisons and evaluation of trends. The presentation of non-GAAP financial information was following and adjacent to the corresponding GAAP presentation, and the GAAP presentations were given equal or greater prominence. The reason management considered the non-GAAP information useful was stated on page 14, and non-GAAP financial measures were reconciled to the corresponding GAAP financial measures, on page 54.
     In concurrence with the staff’s comment, Regions will revise future filings in conformity with the comment to enhance the clarity and transparency of the disclosure. Regions proposes the following disclosure approach for its future filings.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-2

Mr. Paul Cline Securities and Exchange Commission
     The following discussion would be included in an appropriate location in future filings, periodically updated or revised as necessary, with cross references to this discussion wherever non-GAAP financial measures are presented:
Note regarding use and disclosure of non-GAAP financial measures.
     For financial reporting purposes, Regions prepares and presents financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, management prepares and uses non-GAAP financial measures to assess various aspects of Regions’ financial performance, and to identify and assess operating trends. Non-GAAP financial measures have inherent limitations, are not required to be uniform or consistently applied, and are not audited. Management compensates for these limitations by using non-GAAP financial measures as only one of numerous factors in its exercise of management and decision-making functions.
     Regions believes that in particular instances, consideration of non-GAAP measures as a supplement to their comparable GAAP counterparts may assist stockholders and investors to understand and evaluate financial performance and results. Readers should remain mindful of the limitations of non-GAAP financial measures, which should not be considered as a substitute for, or superior to, financial information prepared in accordance with GAAP.
     In addition, we have revised the referenced disclosures in the 2005 annual report as templates for the disclosures we propose in future filings. While the precise disclosures would vary depending on the non-GAAP financial measures being presented, Regions intends that the substance of its future disclosures surrounding presentation of non-GAAP financial measures will be consistent with the following:

Regions Financial Corporation	Annex A	July 6, 2006 Page A-3

Mr. Paul Cline Securities and Exchange Commission
Historical Financial Summary
* * * *

	2005	2004	2003	2002	2001	2000
Ratios (a)
Net income to:
Average stockholders’ equity	9.37%	10.91%	15.06%	15.27%	13.49%	16.31%
Average total assets	1.18	1.23	1.34	1.34	1.14	1.23
Efficiency(b)	64.30	65.36	62.52	62.85	61.82	53.82
Dividend payout	62.67	59.91	42.02	42.34	49.73	44.85
Average loans to average deposits	97.14	99.23	97.97	98.46	99.71	94.63
Average stockholders’ equity to average total assets	12.55	11.29	8.93	8.80	8.45	7.54
Average interest-bearing deposits to average total deposits	79.64	80.77	83.24	84.26	85.07	85.67

(a)	Ratios are computed based on certain GAAP information included in Regions’ audited financial statements and the notes thereto. The following ratios reflect non-GAAP adjustments as indicated in the reconciliation below. Management believes these non-GAAP financial measures, when considered in conjunction with their GAAP counterparts, will assist the reader in comparing results in different periods and in evaluating trends.

	2005	2004	2003	2002	2001	2000
Non-GAAP ratios of adjusted net income to:
Average stockholders’ equity	10.45%	11.43%			13.96%	15.76%
Average total assets	1.31	1.29			1.18	1.19
Non GAAP efficiency ratio	61.87	63.90			60.87	55.65
The reconciliation of the non-GAAP ratios to the comparable ratios computed in accordance with GAAP is as follows (dollar amounts in millions):

	2005	2004	2003	2002	2001	2000
Ratio of net income to average stockholders equity	9.37%	10.91%			13.49%	16.31%
average total assets	1.18	1.23			1.14	1.23
Net income used in computation	$1,000.5	$823.8			$508.9	$527.5
Non-GAAP adjustments (after tax):
Merger and other charges	115.4	39.1			17.8
Gain on sale of credit card portfolio						(44.0)
Loss from sale of securities						26.2

Adjusted net income (non-GAAP)	$1,115.9	$862.9			$526.7	$509.7

Non-GAAP ratio of adjusted net income to
average stockholders’ equity	10.45%	11.43%			13.96%	15.76%
average total assets	1.31	1.29			1.18	1.19

Regions Financial Corporation	Annex A	July 6, 2006 Page A-4

Mr. Paul Cline Securities and Exchange Commission

	2005	2004	2003	2002	2001	2000
Efficiency ratio	64.30	65.36			61.82	53.82
Non-interest expense used in computation	$3,047.0	$2,471.4			$1,521.7
Non-GAAP adjustments:
Merger and other charges	176.9	55.1			23.3

Adjusted non-interest expense (non-GAAP)	2,870.1	2,416.3			1,498.4
Non-interest income used in computation						617.2
Gain on sale of credit card portfolio						(67.2)

Adjusted non-interest income (non-GAAP)						550.0
Non-GAAP efficiency ratio	61.87	63.90			60.87	55.65
     Please refer to the discussion on page xx regarding Regions’ use and disclosure of non-GAAP financial measures.
     (b)The efficiency ratio is the quotient of non-interest expense divided by the sum of net interest income (on a tax equivalent basis) and non-interest income (excluding securities gains and losses). This ratio is commonly used by financial institutions as a measure of productivity.
* * * * *
Non-Interest Expense
     The main components of non-interest expense are salaries and employee benefits, net occupancy expense, furniture and equipment expenses and other non-interest expense. The following table presents a summary of non-interest expense for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,
(in thousands)	2005	2004	2003
Salaries and employee benefits	$1,739,017	$1,425,075	$1,095,781
Net occupancy expense	224,073	160,060	105,847
Furniture and equipment expense	132,776	101,977	81,347
Other expenses	951,090	784,271	509,887

Total	$3,046,956	$2,471,383	$1,792,862

Regions Financial Corporation	Annex A	July 6, 2006 Page A-5

Mr. Paul Cline Securities and Exchange Commission
     Total non-interest expense increased $575.6 million, or 23%, in 2005 and $678.5 million, or 38%, in 2004, due primarily to the expense base added in connection with the Union Planters merger, which occurred mid year 2004. In 2003, total non-interest expense increased 4%, due primarily to increased levels of business activity and new branch offices.
     Also impacting comparisons between periods are merger-related expenses, impairment charges related to mortgage servicing rights (including recapture of previously recognized impairment charges), losses related to prepayment of debt and storm-related costs. The following tables show the impact on the major non-interest expense components by applying non-GAAP adjustments to the non-interest expense categories as reported in accordance with GAAP, more specifically, by excluding merger-related expenses, impairment charges/recapture for mortgage servicing assets, losses for prepayment of debt and storm-related costs. Management believes that the consideration of these non-GAAP financial measures in conjunction with their GAAP counterparts could assist the reader in making period to period comparisons and in evaluating trends in non-interest expense. Please refer to the discussion on page xx regarding Regions’ use and disclosure of non-GAAP financial measures.
     For further discussion of non-interest expense, refer to the following discussion of each component of non-interest expense.
2005 Non-Interest Expense

		Less non-GAAP adjustments for
	As reported	merger- related, debt retirement,	As adjusted
(in thousands)	(GAAP)	MSR recapture, and storm-related	(non-GAAP)
Salaries and employee benefits	$1,739,017	$74,256	$1,664,761
Net occupancy expense	224,073	7,550	216,523
Furniture and equipment expense	132,776	826	131,950
Other expenses	951,090	73,113	877,977

Total	$3,046,956	$155,745	$2,891,211

     In 2005, merger and storm-related charges totaled $176.8 million, impairment recapture on mortgage servicing rights totaled $32.0 million and losses on early extinguishment of debt ($600 million of Federal Home Loan Bank structured notes) totaled $10.9 million. During 2005, Regions received a $10 million advance from its insurance carrier for claims expected to be filed in connection with the damage from Hurricane Katrina. This advance was used to partially offset expenses incurred in connection with Hurricane Katrina. The advance was included in the operating activities section of the consolidated statement of cash flows. Regions recorded approximately $8.0 million in net storm-related expenses during 2005.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-6

Mr. Paul Cline Securities and Exchange Commission
Allowance for Loan Loss, page 22
2.	We note on page 29 that you have granted temporary payment deferrals related to Hurricane Katrina. Please revise future filings to disclose the dollar amount of such loans that were granted this waiver, how management evaluated the need to include such disclosures in the Form 10-K or in the disclosure of loans past due over 90 days, and how such past due balances were considered in your determination of the appropriateness of the allowance related to such loans.
Regions’ Response to comment 2.
     In concurrence with the Staff’s comments, Regions will expand the disclosure in future filings to address its initiatives concerning Katrina affected loans, for so long as the issues remain material. Only customers in the most severely impacted Hurricane-Katrina affected areas who were current on their payments were eligible to be granted temporary payment deferrals; in contrast, customers who were not current in their payments at the time of the event were not eligible for temporary payment deferrals and, thus, continued to impact Regions’ non-performing loan amounts.
     An example of the proposed disclosure is as follows (a similar discussion of commercial and consumer loans that were granted temporary payment deferrals, of which none were contractually delinquent more than 90 days at December 31, 2005, would also be included in future filings):
Hurricane Katrina Disaster Relief Extension Program
Residential Mortgage Loans:
     During the quarter ended December 31, 2005, in an effort to provide disaster relief to certain customers in Alabama, Louisiana and Mississippi that were most severely affected by Hurricane Katrina, Regions approved an automatic 90 day extension for qualifying (see criteria above) mortgage loans.
•	No scheduled payments were due during the deferral period.

•	Interest continued to accrue, as provided in the loan agreement, during the deferral period.

•	Deferrals beyond the initial 90 day period were offered for borrowers with continuing Katrina-related hardships.

•	In some cases, modifications were approved to extend the term of the original mortgage.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-7

Mr. Paul Cline Securities and Exchange Commission
     During the quarter-ended December 31, 2005, 9,660 mortgage loans representing $790 million were offered 90 day deferrals. Of these, 1,569 mortgage loans, representing $113 million in outstanding loans accepted and were granted a 90 day deferral under this program. As of December 31, 2005, only 681 accounts representing $56 million in outstanding loans were still on a payment deferral. None of these loans were contractually delinquent more than 90 days as of December 31, 2005.

Regions Financial Corporation	Annex A	July 6, 2006

Mr. Paul Cline
Securities and Exchange Commission
Consolidated Statement of Changes in Stockholders’ Equity, page 63
3.	Please revise your future filings to include the disclosure of the amounts reclassified out of Accumulated Other Comprehensive Income for all periods presented. Please refer to paragraph 9 of SFAS 130.
Regions’ Response to comment 3.
     In concurrence with the Staff’s comments, Regions will include the disclosure of the amounts reclassified out of Accumulated Other Comprehensive Income for all periods presented in future filings.
     An example of the proposed disclosure is as follows:
Disclosure of Reclassification Amounts:

	2005	2004	2003
Unrealized holding (losses) gains, net of $88,370, ($12,187), and $51,122 in income taxes, on available for sale securities arising during the period	$(149,161)	$25,254	$(83,352)
Less: Reclassification adjustment, net of $6,612, ($22,080), and ($9,878) in income taxes, for net (losses) gains realized in net income	(12,280)	41,006	18,345
Unrealized holding (loss) gain on derivatives, net of $3,303, ($1,834), and ($1,098) in income taxes	(5,301)	3,111	2,119
Less: Reclassification adjustment, net of ($213), ($348), and ($524) in income taxes, for amortization of cash flow hedges	396	646	973

Comprehensive income, net of $85,274, $8,407, and $60,426 in income taxes	$(142,578)	$(13,287)	$(100,551)

Regions Financial Corporation	Annex A	July 6, 2006

Mr. Paul Cline
Securities and Exchange Commission
Note I: Summary of Significant Accounting Policies
Loans and Allowance for Loan Losses, page 66
4.	We note that you “generally” defer loan origination fees and recognize these fees as adjustments to your interest income. Please revise your future filings to disclose the circumstances in which this treatment is not applied and to disclose the methodology used to amortize deferred loan fees as an adjustment to income. Refer to SFAS 91.
Regions’ Response to comment 4.
     After considering the Staff’s comments, Regions intends in future filings to revise the first paragraph under the heading “Loans and Allowance for Loan Losses” on page 66 of Form 10-K in Note 1 Summary of Significant Accounting Policies, as follows, to more fully describe how loan fees and related direct costs are accounted for in compliance with SFAS 91.
     Loans are carried at the principal amount outstanding, net of unearned income, including net deferred loan fees and costs. Interest income on loans is accrued based on the principal amount outstanding. Nonrefundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, are deferred over the estimated lives of the related loans as an adjustment to the effective yield of the loan.

Regions Financial Corporation	Annex A	July 6, 2006

Mr. Paul Cline
Securities and Exchange Commission
Intangible Assets, page 68
5.	We note that you have disclosed the transactions affecting your intangible assets in a narrative format. For the purposes of enhancing the transparency of your financial statement, please revise your future filings to present the disclosures required by paragraphs 44 and 45 of SFAS 142 in a tabular format.
Regions’ Response to comment 5.
     In concurrence with the Staff’s comments, Regions will disclose transactions affecting intangible assets (specifically, excess purchase price, core deposit intangibles and other identifiable intangible assets) in tabular, rather than narrative, format in future filings. An example of the disclosure for all periods presented is as follows.
Intangible Assets
     A summary of excess purchase price is presented as follows:

	2005	2004
	(in thousands)
Balance at beginning of year	$4,992,563	$1,083,416
Amounts recorded in connection with business combinations	34,481	3,909,147
Impairment, if any	(—)	(—)

Balance at end of year	$5,027,044	$4,992,563

     A summary of core deposit intangible assets is presented as follows:

	2005	2004
	(in thousands)
Balance at beginning of year	$375,146	$5,406
Amounts recorded in connection with business combinations	—	369,740

	375,146	375,146
Accumulated amortization, beginning of year	(27,705)	(1,338)
Amortization during year	(46,050)	(26,367)

Accumulated amortization, end of year	(73,755)	(27,705)

Balance at end of year	$301,391	$347,441

Regions Financial Corporation	Annex A	July 6, 2006

Mr. Paul Cline
Securities and Exchange Commission
     A summary of other identifiable intangible assets is presented as follows:

	2005	2004
	(in thousands)
Balance at beginning of year	$9,447	$—
Amounts recorded in connection with business combinations	5,613	10,060

	15,060	10,060
Accumulated amortization, beginning of year	(613)	(—)
Amortization during year	(2,117)	(613)

Accumulated amortization, end of year	(2,730)	(613)

Balance at end of year	$12,330	$9,447

Regions Financial Corporation	Annex A	July 6, 2006

Mr. Paul Cline
Securities and Exchange Commission
Note 3: Securities, page 71
6.	We note that you have a line item in your schedule of investments representing US Treasury and agency securities. Please note that none of the debt securities issued by any of the US government sponsored entities (GSE) is backed by the full faith and credit of the US government. Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line item as obligations of the US Treasury. Please revise your future filings to separately present the obligations of the US Treasury and US government sponsored entities. Please refer to the December 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance, posted on our website.
Regions’ Response to comment 6.
     In concurrence with the staff’s comment, Regions will revise future filings to separately present obligations of U.S. Treasury and U.S. government-sponsored entities.
     Regions will utilize the following disclosure approach for all tables and periods presented in its future filings:
     The amortized cost and estimated fair value of securities held to maturity and securities available for sale at December 31, 2005, are as follows:

	December 31, 2005
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Securities held to maturity:
U.S. Treasury securities	$23,711	$-0-	$(2,335)	$21,376
Federal agency securities	7,753	-0-	(2,022)	5,731

Total	$31,464	$-0-	$(4,357)	$27,107

Securities available for sale:
U.S. Treasury securities	$243,050	$-0-	$(4,324)	$238,726
Federal agency securities	3,178,403	10,389	(42,809)	3,145,983
Obligations of states and political subdivisions	436,020	12,014	(839)	447,195
Mortgage backed securities	7,543,118	18,910	(134,142)	7,427,886
Other securities	107,793	707	(337)	108,163
Equity securities	579,013	869	(25)	579,857

Total	$12,087,397	$42,889	$(182,476)	$11,947,810

Regions Financial Corporation	Annex A	July 6, 2006 Page A-13
Mr. Paul Cline
Securities and Exchange Commission
     The following tables present the age of gross unrealized losses and fair value by investment category for securities available for sale at December 31, 2005 and 2004

	December 31, 2005
	Less Than Twelve Months		Twelve Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
U.S. Treasury securities	$191,953	$(3,758)	$19,414	$(566)	$211,367	$(4,324)
Federal agency securities	1,290,714	(23,071)	749,885	(19,738)	2,040,599	(42,809)
Mortgage backed securities	3,896,822	(46,356)	2,519,528	(87,786)	6,416,350	(134,142)
All other securities	119,975	(1,131)	1,933	(70)	121,908	(1,201)

Total	$5,499,464	$(74,316)	$3,290,760	$(108,160)	$8,790,224	$(182,476)

	December 31, 2004
	Less Than Twelve Months		Twelve Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
			(in thousands)
U.S. Treasury securities	$551,139	$(4,088)	$-0-	$-0-	$551,139	$(4,088)
Federal agency securities	1,795,971	(18,487)	-0-	-0-	1,795,971	(18,487)
Mortgage-backed securities	2,386,039	(24,392)	811,179	(17,123)	3,197,218	(41,515)
All other securities	54,111	(328)	128	(37)	54,239	(365)

Total	$4,787,260	$(47,295)	$811,307	$(17,160)	$5,598,567	$(64,455)

Regions Financial Corporation	Annex A	July 6, 2006 Page A-14
Mr. Paul Cline
Securities and Exchange Commission
Note 12: Leases, page 84
7.	We note that in 2005 you entered into a sales-leaseback agreement for some of your properties. Please revise your future filings to more clearly explain the transaction and how you determined the appropriateness of your accounting treatment. Also, please tell us the technical literature you considered in the determination of the appropriateness of your accounting.
Regions’ Response to comment 7.
     In concurrence with the Staff’s comments, Regions will revise future filings to more clearly explain our 2005 sale leaseback transaction.
     An example of the revised disclosure is as follows.
     In 2005, Regions sold 111 properties to a third party with an agreement to lease back a portion of 99 of these properties. The remaining 12 properties were not leased back by Regions. For those properties with no associated lease back, a gain of approximately $1.1 million was recorded at closing. Total sales proceeds were allocated to individual properties based on relative fair market value determined by independent third party individual property appraisals at the time of sale. Of the 99 properties that included a lease back, 20 of the properties qualified for sale leaseback accounting under Statement of Financial Accounting Standard No. 98 (SFAS 98), Accounting for Leases. Accordingly, these transactions were also reflected as sales with $0.2 million of immediate gain and $2.6 million in gain to be amortized on a straight-line basis over the 15 year operating lease term. The $0.2 million represents the amount of gain that exceeded the present value of the future minimum rent payments. There were no losses recognized for any of the properties subject to the sale leaseback.
     The other 79 properties included lease terms that require lease payments that are significantly more heavily weighted toward the early years of the fifteen-year lease term, effectively providing additional collateral to the buyer-lessor. As a result of this continuing involvement, Regions has accounted for the sale leaseback of these 79 properties as a financing as required by SFAS 98. Accordingly, the properties continue to be reflected on Regions’ balance sheet and depreciated based on their current carrying value. Proceeds of $83.1 million attributable to these properties were reflected as a financing obligation with monthly rental payments due reflected as a component of principle reduction and interest expense at the Company’s incremental borrowing rate. The approximate total future minimum rental commitment as of December 31, 2005, for all leases related to this transaction is $112.3 million, including $12.2 million annually in 2006 through 2009 and $8.4 million in 2010.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-15
Mr. Paul Cline
Securities and Exchange Commission
Technical Literature Considered:
     SFAS No. 98, Accounting for Leases, is the primary guidance that addresses sale leaseback transactions of real estate. In order to recognize a sale of real estate, accompanied by a leaseback that is classified under SFAS 13, Accounting for Leases, a transaction must first meet the requirements of SFAS No. 66, Accounting for Sales of Real Estate. Upon achieving sale treatment under SFAS 66, the Company considered whether the lease terms for each of the properties complied with SFAS 98 and concluded that for the properties that required rent payments that were front end loaded constituted collateral and did not comply with paragraph 12(d) of SFAS 98. As result, in compliance with SFAS 98, the Company was required to apply the financing method to the 79 properties that included these rent payment terms. For the 20 properties that did not include the prohibited form of continuing involvement, the Company recorded a sale of the real estate and determined the lease classification of each property under paragraph 7 of FAS 13. As required for transactions that qualify for sale leaseback accounting, gains and losses on each property were accounted for in accordance with SFAS No. 28, Accounting for Sales with Leasebacks.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-16
Mr. Paul Cline
Securities and Exchange Commission
Note 14: Derivative Financial Instruments and Hedging Activities, page 85
8.	For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please tell us the following information:
•	Clearly explain the terms of the hedged items;

•	Clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and,

•	For each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.
Regions’ Response to comment 8.
     Regions hedges various senior notes and subordinated debt with receive fixed and pay floating interest rate swaps using the shortcut method of assessing hedge ineffectiveness.
     It is the opinion of Regions’ management that the shortcut-method of hedging was appropriately applied in relation to the debt above, based on satisfaction of the following criteria from paragraph 68 of SFAS No. 133, as amended:
(a) Notional amount of the swap matches the principal amount of the interest-bearing debt being hedged—Notional amounts for all Senior and Subordinated Debt Issues equal the notional amounts of the related swaps ($400,000,000, $600,000,000, $500,000,000, $500,000,000, $500,000,000, and $600,000,000).
(b) The fair value of the interest rate swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option, the premium for the mirror-image call or put option must be paid or received in the same manner as the premium for the call or put option embedded in the hedged item. The reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition or is being paid over the life of the hedged item. If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair

Regions Financial Corporation	Annex A	July 6, 2006 Page A-17
Mr. Paul Cline
Securities and Exchange Commission
value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged items, fair value of the hedging instrument at the inception of the hedging relationship must be zero—The fair value of all swaps of Senior and Subordinated Debt issues were zero at inception. Accordingly, no up front cash flows were associated with any interest rate swaps related to the senior and subordinated debt.
(c) The formula for computing net settlements under the interest rate swap is the same for each net settlement (fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment)—The formula for computing net settlements is the same throughout the life of each of these swaps. The fixed rates are the same and the variable rates are all based on benchmark (LIBOR) rates. Both the debt and the related swaps include the modified following business day convention such that they pay on the same day.
(d)The interest-bearing asset or liability is not prepayable, except for an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option (terms of the two call options match and entity is the writer of one call option and the holder(purchaser) of the other call option)—None of the Senior or Subordinated Debt issues are prepayable.
(dd)The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship—The LIBOR swap rate is the designated benchmark interest rate, which matches the index for the variable leg of the swap.
(e)Any other terms in the interest-bearing financial instrument or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness—Instruments have typical terms that do not invalidate the assumption of no ineffectiveness. Each of the hedge relationships are “plain vanilla” regular bullet debt transactions.

Regions Financial Corporation	Annex A	July 6, 2006 Page A-18
Mr. Paul Cline
Securities and Exchange Commission
Applicable to FV Hedges Only
(f)The expiration date of the swap matches the maturity date of the interest-bearing asset or liability—The expiration dates of the swaps match the expiration dates of the underlying Senior and Subordinated Debt issues (12/15/2006, 06/15/2007, 12/01/2010, 03/01/2011, 03/01/2011, 05/15/2012).
(g)There is no floor or cap on the variable interest rate of the swap—There are no floors or caps on the variable rate of the interest rate swaps.
(h)The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate—Repricing on the variable interest rate in the swap occurs every six months which verifies the assumption that the variable payments are at market rates.
     At inception of the swaps for all Senior and Subordinated Debt issues, Regions reviewed the FASB Derivative Implementation Group Issues E4, Application of the Shortcut Method, and E6, The Shortcut Method and the Provisions that Permit the Debtor or Creditor to Require Prepayment noting compliance with these Issues.
     Additionally, Regions hedged certain trust preferred securities with a receive fixed and pay floating interest rate swap using the shortcut method of hedge ineffectiveness. On February 26, 2006, the trust preferred securities and related interest rate swap were called and consequently have no effect on current financial statements.
     It is the opinion of Regions’ management that the shortcut-method of hedging was appropriately applied in relation to Regions’ hedging of trust preferred securities, based on satisfaction of the following criteria from paragraph 68 of SFAS No. 133, as amended:
(a) Notional amount of the swap matches the principal amount of the interest-bearing debt being hedged-— The notional amount for the trust preferred securities equals the notional amount of the related swaps ($287,500,000)

Regions Financial Corporation	Annex A	July 6, 2006 Page A-19
Mr. Paul Cline
Securities and Exchange Commission
(b) The fair value of the interest rate swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option, the premium for the mirror-image call or put option must be paid or received in the same manner as the premium for the call or put option embedded in the hedged item. The reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition or is being paid over the life of the hedged item. If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged items, fair value of the hedging instrument at the inception of the hedging relationship must be zero—The hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call. The implicit premium for the purchased call option embedded in the hedged item was principally paid at inception acquisition and the fair value of the hedging instrument at inception equaled the fair value of the mirror-image call option.
(c) The formula for computing net settlements under the interest rate swap is the same for each net settlement (fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment)—The fixed rate is the same throughout the term; the variable rate is based on a constant spread of LIBOR + 1.285000 percent.
(d) The interest-bearing asset or liability is not prepayable, except for an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option (terms of the two call options match and entity is the writer of one call option and the holder(purchaser) of the other call option)—There is a prepayment option associated with the trust preferred securities; however, the hedging instrument is an interest rate swap with a mirror-image call option.
(dd) The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship—The LIBOR swap rate is the designated

Regions Financial Corporation	Annex A	July 6, 2006 Page A-20
Mr. Paul Cline
Securities and Exchange Commission
benchmark interest rate, which matches the index for the variable leg of the swap.
(e) Any other terms in the interest-bearing financial instrument or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness—The interest rate swap has typical terms that does not invalidate the assumption of no ineffectiveness. The interest deferral feature within the trust preferred securities is treated as a “credit risk feature”; accordingly, we did not attempt to mirror in the related interest rate swap. See additional discussion of the interest deferral feature below.
Applicable to FV Hedges Only
(f) The expiration date of the swap matches the maturity date of the interest-bearing asset or liability—The expiration date of the swap (Feb 28, 2031) matches the maturity date of the interest-bearing trust preferred securities (Feb 28, 2031).
(g) There is no floor or cap on the variable interest rate of the swap—There is no floor or cap on the variable rate of the interest rate swap.
(h) The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate—Repricing on the variable interest rate in the swap occurs every three months, justifying an assumption that the variable payment is at a market rate.
     At the time of designation of the interest rate swap to hedge the fair value of the trust preferred securities, Regions believed that it met the required criteria in paragraph 68 of SFAS 133 for eligibility to apply the shortcut method to assess effectiveness. This was based on Regions’ interpretation of the guidance above and consultation with its external accountants.
     Included within the above conclusion is Regions’ belief that the interest deferral feature of the trust preferred securities does not represent a benchmark interest rate risk feature (but is, rather, a credit risk feature) and should not be evaluated under paragraph 68 of SFAS 133. Consistent with the belief that the interest deferral feature is a credit risk feature, we did not attempt to mirror the feature in our interest rate swap. SFAS 133 Implementation Issue E6 (E6) exempts prepayment features contingent upon the occurrence of a specific event related to the debtor’s credit deterioration or any other change in the debtor’s credit risk from being evaluated under paragraph 68. Specifically, because E6 addresses

Regions Financial Corporation	Annex A	July 6, 2006 Page A-21
Mr. Paul Cline
Securities and Exchange Commission
permissible and non-permissible prepayment features under the shortcut method, it addresses this issue only in the “acceleration of cash flows” context, not the “delaying of cash flows” context. Still, E6 seems to be establishing a principle to contrast credit risk with interest rate risk in general and not to evaluate credit risk triggers under paragraph 68(e). Any sort of prepayment term, clause, or other provision that can accelerate the payment of principal upon the occurrence of a specific credit event (for example, failure to make timely payment, failure to meet a covenant ratio, debt restructuring, etc.) that is not mirrored in the hedging instrument would violate paragraph 68(e), yet E6 permits such terms for shortcut method hedges. Like the credit risk-based prepayment feature that E6 exempts from paragraph 68, the interest rate deferral feature is triggered by credit risk considerations: specifically, the decision to go into default on its other equal or subordinate liabilities to protect junior subordinated debentures from technical default.
     In January of 2006, as management became aware of the controversy surrounding the use of the shortcut method of hedging trust preferred securities with interest rate swaps, Regions took the following actions: (i) discussed the issue with its external accountants, (ii) discussed the issue with its Audit Committee and (iii) performed an analysis to determine the consequence of not applying hedge accounting to the trust preferred securities. From an annualized and quarterly perspective, the diluted earnings per share impact to Regions was deemed immaterial (consistent with the provisions of SAB Topic 1.M), with the most significant annual impact to diluted earnings per share being a decrease of 1.15% in 2003 and most significant quarterly impact to diluted earnings per share being a decrease of 1.67% in the first quarter of 2004.
     As previously noted, the trust preferred securities and related interest rate swap were called on February 26, 2006 and consequently have no effect on current financial statements.